December 17, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E
Washington, DC 20549

Attention:   Jennifer Fugario, Staff Accountant

Re:          YzApp International, Inc.
Form 8-K Filed December 10, 2008
File No. 000-52899

Dear Ms. Fugario:

This letter addresses the comments of the reviewing Staff of the Securities and Exchange Commission on Item 4.01 of Form 8-K filed by YzApp International, Inc. (the “Company”) on December 10, 2008.

1.           Amend the Form 8-K to address whether there have been any disagreements with the former accountant through the date of the dismissal.  Please note that such disclosure is required by Item 304(a)(1)(iv) of Regulation S-K.

Response:

The 8-K was revised to indicate that there was no disagreement with the former accountant through the date of the dismissal.

2.           In your amended Form 8-K, include a dated Exhibit 16 letter from the former accountant addressing the revised disclosures.

Response:

A revised letter is attached to the amended Form 8-K as Exhibit 16.1.

I am attaching a statement of the Company as requested.

Should you have any further questions, please do not hesitate to contact the undersigned at (212) 930-9700.

Very truly yours,

/s/ Elizabeth Ann Herman
Elizabeth Ann Herman, Esq.

YzApp International, Inc.
Suite 500-666 Burrard Street
Vancouver, British Columbia Y6C3P6
CANADA

December 17, 2008

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          YzApp International, Inc.
Form 8-K Filed December 10, 2008
File No. 000-52899

Gentlemen:

The undersigned being the Chief Executive Officer of the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosures in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the United States’ federal securities laws.

Very truly yours,
YZAPP INTERNATIONAL, INC.

By:	/s/ Eugene M. Weiss
Eugene M. Weiss,
Chief Executive Officer

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